Exhibit 12.1

ENCORE ENERGY PARTNERS LP

RATIO OF EARNINGS (LOSS) TO FIXED CHARGES
(in thousands, except ratios)

	Year ended December 31,
	2010	2009	2008	2007	2006

Income (loss) before income taxes	$32,070	$(40,315)	$221,518	$21,784	$40,733
Adjustments:
Add fixed charges:
Interest expense	13,171	10,974	6,969	12,702	-
Rental expense attributable to interest	449	381	338	372	363
Total fixed charges	13,620	11,355	7,307	13,074	363
Adjusted earnings (loss)	$45,690	$(28,960)	$228,825	$34,858	$41,096

Ratio of earnings (loss) to fixed charges (a)	3.4	(2.6)	31.3	2.7	113.2

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(a) For 2009, earnings as defined were inadequate to cover fixed charges as defined by $40.3 million.